UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

SynQuest, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

87160X100
(CUSIP Number)

Richard J. Rawson, Esq.
Senior Vice President and General Counsel
Lucent Technologies Inc.
600 Mountain Avenue,
Murray Hill, NJ 07974
908-582-5800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   □

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 87160X100

(1)	NAME OF REPORTING PERSON Lucent Technologies Inc.; IRS I.D. No. 22-3408857
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( ) (b) (X)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ( )
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 890,848(1)
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 890,848(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 890,848(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(1)(2)
(14)	TYPE OF REPORTING PERSON CO

(1)       Assumes full conversion of all shares of Series A Preferred (as defined herein) beneficially owned by such Reporting Persons into Common Stock (as defined herein).  See Items 3 and 4 of this Schedule 13D.

(2)       This percentage is calculated based upon 17,000,482 shares of Common Stock outstanding, which is the sum of (a) 2,946,797 shares of Common Stock outstanding as reported by SynQuest in its most recently filed quarterly report on Form 10-Q as filed with the Securities and Exchange Commission, (b) 2,946,857 shares of Common Stock issued in the Viewlocity Merger (as defined herein) and (c) 11,106,828 shares of Common Stock underlying the shares of Series A Preferred (as defined herein) issued pursuant to the Stock Purchase Agreement (as defined herein), as described in Item 4 of this Schedule 13D.

CUSIP No. 87160X100

(1)	NAME OF REPORTING PERSON Lucent Venture Partners I LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( ) (b) (X)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ( )
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 890,848(1)
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 890,848(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 890,848(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(1)(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Assumes full conversion of all shares of Series A Preferred (as defined herein) beneficially owned by such Reporting Persons into Common Stock (as defined herein).  See Items 3 and 4 of this Schedule 13D.

(2)       This percentage is calculated based upon 17,000,482 shares of Common Stock outstanding, which is the sum of (a) 2,946,797 shares of Common Stock outstanding as reported by SynQuest in its most recently filed quarterly report on Form 10-Q as filed with the Securities and Exchange Commission, (b) 2,946,857 shares of Common Stock issued in the Viewlocity Merger (as defined herein) and (c) 11,106,828 shares of Common Stock underlying the shares of Series A Preferred issued pursuant to the Stock Purchase Agreement (as defined herein), as described in Item 4 of this Schedule 13D.

Item 1.                    SECURITY ISSUER.

The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates is the Common Stock, par value $.01 per share (the “Common Stock” or “SynQuest Common Stock”) of SynQuest, Inc., a Georgia corporation (the “Issuer” or “SynQuest”).  The principal executive offices of the Issuer are located at 3500 Parkway Lane, Suite 555, Norcross, Georgia 30092.

Item 2.                   IDENTITY AND BACKGROUND.

(a)                     This Statement is filed by Lucent Technologies Inc. (“Lucent”) and Lucent Venture Partners I LLC (“LVP”)

(b)                     The address of the principal place of business of Lucent and LVP is 600 Mountain Avenue, Murray Hill, NJ 07974.

(c)                     Lucent designs and sells communications networks for large communications service providers.  LVP is 80% owned by Lucent and holds investments in various technology and  technology-related companies.

(d)                     During the last five years, none of Lucent, LVP or (to the knowledge of Lucent) Listed Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                     During the last five years, none of Lucent, LVP or (to the knowledge of Lucent) of the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                      Lucent is a Delaware corporations and LVP is a Delaware limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the trustees, directors, executive officers and controlling persons of Lucent and LVP required by Item 2 of Schedule 13D are listed on Schedule 1 hereto (the “Listed Persons”) and are incorporated by reference herein.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with Lucent owning 80% of the membership interests in LVP.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being beneficially owned by it.

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

LVP is an investor in Tilion Inc. (“Tilion”).  On September 20, 2002, SynQuest, Tilion and certain other Investors entered into an Amended and Restated Stock Purchase Agreement (the “Stock Purchase Agreement”).  Under the terms of the Stock Purchase Agreement, Tilion agreed to purchase 5,280,000 shares of SynQuest Series A preferred stock (“Series A Preferred”) at a purchase price of $2.50 per share for an aggregate investment of $13 million in cash.  The closing for the Tilion investment occurred on November 15, 2002 (the “Closing”).

Tilion’s Board of Directors and a majority of its stockholders have approved a plan to distribute the shares of SynQuest Series A Preferred to the holders of Tilion’s Series A and Series B Preferred Stock.  In connection with the distribution, LVP will receive 890,848 shares of SynQuest Series A Preferred upon the liquidation of Tilion.

ITEM 4.                  PURPOSE OF THE TRANSACTION

Under the terms of the Stock Purchase Agreement, SynQuest agreed to issue up to 13.2 million shares of Series A Preferred stock, at a price of $2.50 per share, to the Investors party to the Stock Purchase Agreement (the “Investors”) for an aggregate investment of up to $33 million (the “Private Placement”).  The Stock Purchase Agreement permitted a portion of the investment to consist of conversion of up to $7 million of bridge financing debt owed by SynQuest and Viewlocity, Inc., a Delaware corporation (“Viewlocity”) that had entered into a related transaction with SynQuest (described further below), to certain of the Investors that may be outstanding prior to closing.  At the closing for the Private Placement, SynQuest issued a total of 11,106,827 shares of Series A Preferred for an aggregate investment amount of $27,767,067.50, consisting of cash and the conversion of outstanding debt.  Tilion entered into the Stock Purchase Agreement for the purpose of investing in the Series A Preferred.

The terms of the Series A Preferred are set forth in the articles of amendment to SynQuest’s Third Amended and Restated Articles of Incorporation.  The following is a summary of the terms of the Series A Preferred:

  Dividends on the Series A Preferred will accrue at a rate of 7% per year and are cumulative.

  SynQuest will not declare or pay out any cash dividends during the two-year period following the closing.

  The Series A Preferred is convertible into common stock at any time at a ratio of one share of common stock for each share of Series A Preferred converted, subject to adjustments for stock splits and other customary events.

  Except as described below, the Series A Preferred has priority over the common stock in any liquidation, dissolution or winding up of SynQuest, and in connection with allocation of proceeds in any merger, acquisition, sales of all or substantially all of SynQuest’s assets, or similar major corporate transactions (other than the merger and certain qualified public offerings) (collectively referred to as a “liquidation event”). In the event of a liquidation event, holders of the Series A Preferred will be entitled to receive $2.50 per share and an additional amount such that the holders will receive a total return equal to a 15% internal rate of return (including dividends) per year compounded annually. Notwithstanding the Series A Preferred priority, in connection with any such liquidation event, the holders of common stock will be entitled to receive 8% of the proceeds available to SynQuest shareholders (pro rata, in accordance with share ownership) until the Series A Preferred liquidation preference is satisfied. After the Series A Preferred liquidation preference is satisfied, the remaining proceeds will be distributed to the holders of the common stock.

  Generally, shares of Series A Preferred vote as one class with the common stock on an as-converted to common basis.

  The initial conversion rate of Series A Preferred to common stock is one to one, subject to adjustment in specific circumstances. Shares of Series A Preferred are convertible to common stock at any time at the option of the holder. Shares of Series A Preferred will be automatically converted to SynQuest common stock upon (i) a public offering of SynQuest common stock meeting certain thresholds, (ii) the vote of two-thirds of the then outstanding shares of Series A Preferred, or (iii) SynQuest common stock attaining a $10.00 closing price for at least 100 of 120 consecutive trading days.

  The Series A Preferred is not redeemable.

On August 30, 2002, SynQuest and Viewlocity entered into definitive agreements to merge the companies with SynQuest remaining as the surviving legal entity (the “Viewlocity Merger”).  The Viewlocity Merger occurred on November 15, 2002.  As consideration for the Viewlocity Merger, SynQuest issued a total of 2,946,867 shares of its common stock (which equaled the number of shares of SynQuest common stock outstanding at the time the agreement was entered into) to Viewlocity’s Series F Preferred stockholders.  Holders of other classes and series of Viewlocity capital stock received nominal cash consideration.

The details of the Stock Purchase Agreement and the Viewlocity Merger are described in greater detail in SynQuest’s filings under the Exchange Act.

SynQuest also entered into an Amended and Restated Registration Rights Agreement (“Registration Rights Agreement”), dated as of September 20, 2002, with the Investors in the Private Placement, stockholders of Viewlocity who will receive shares of SynQuest common stock in the Viewlocity Merger, Warburg Pincus, SynQuest’s majority shareholder, and North Bridge, Venrock and LVP.  This group of stockholders is referred to as the “registration rights holders.”  The Registration Rights Agreement is the agreement that governs the terms under which SynQuest has agreed to register the sale of the common stock to be issued to these holders.  Most of Tilion’s preferred stockholders who will receive shares of SynQuest Series A preferred stock at the time of the liquidation of Tilion have also become parties to the Registration Rights Agreement.  Holders of SynQuest Series A Preferred will have registration rights only as to the shares of common stock underlying their shares of Series A Preferred. The following summarizes the terms of the Registration Rights Agreement.

SynQuest has agreed to file a “shelf” registration statement within 180 days after the closing of the transactions registering resales of SynQuest common stock from time to time by the registration rights holders, and to use all commercially reasonable efforts to cause the registration statement to become effective as soon as practicable. Once effective, the shelf registration statement will permit the registration rights holders to sell their shares of common stock into the open market from time to time using the methods of distribution to be described in the shelf registration statement. However, the registration rights holders have signed lockup agreements providing that no sales will be made until one year after the closing date of the transactions.

The Registration Rights Agreement grants additional registration rights, known as “piggyback” registration rights, to the purchasers.  The piggyback investors are the Investors who will receive Series A Preferred in the transactions. The piggyback registration rights require SynQuest to give these investors notice of SynQuest’s  intention to file registration statements covering its equity securities with the SEC. If the piggyback investors indicate that they wish to have some or all of the shares of common stock underlying their shares of Series A Preferred included in the registration, SynQuest has agreed to include these shares of common stock. The piggyback registration rights include the following specific terms:

  If the registration relates to an underwritten public offering and the managing underwriter, or underwriters, imposes a limit on the number of shares that may be included, SynQuest is required to include only the number of shares of the piggyback investors’ common stock as is permitted to be included by the managing underwriter.

  If SynQuest originally commenced the registration in order to effect a sale of its shares, then the shares registered for the piggyback investors shall be excluded from the registration on a pro rata basis among the piggyback investors, up to the full number of shares that were requested to be included, before any shares proposed to be included by SynQuest are excluded.

  If SynQuest originally commenced the registration in order to effect a sale of its shares by a shareholder who had the right to demand that SynQuest file a registration statement, then the shares registered for the piggyback investors shall be excluded from the registration together with any shares to be offered by SynQuest, pro rata, based on the number of shares sought to be included by SynQuest and each of the piggyback investors.

SynQuest has the right to delay the filing of any registration statement under the Registration Rights Agreement, and the right to require the registration rights holders to refrain from selling shares of common stock pursuant to an effective registration statement, from time to time for up to an aggregate of 90 days in any 12-month period, if a material activity exists. A material activity means that: (i) there is an event, or state of facts, relating to SynQuest; (ii) such event, or state of facts, is material to SynQuest; and (iii) such event, or state of facts, would require disclosure in order for the registration rights holders to sell shares of common stock pursuant to a registration statement.

On September 20, 2002, SynQuest, North Bridge, Venrock, Lucent and the Investors in the Private Placement also entered into an Amended and Restated Shareholders Agreement (“Shareholders Agreement”), pursuant to which they have agreed to vote their respective shares of SynQuest Common Stock received in the Private Placement (i) to fix the number of directors of SynQuest at seven, and (ii) to elect to the board of directors (a) one member designated by North Bridge Venture Partners, (b) one member designated by Battery Ventures, (c) the Chief Executive Officer of SynQuest, and (d) four members to be designated annually by a majority of the full board of directors, at least three of whom must be independent. The Shareholders Agreement also grants North Bridge, Venrock, LVP and the Investors in the Private Placement, a right of first refusal with respect to additional issuances of equity securities of SynQuest, (including any securities convertible into equity securities), excluding management stock options, securities issued in connection with acquisitions and strategic alliances, securities issued in connection with debt financings and securities issued in a “qualified offering” (as defined in the Shareholders Agreement).

The Shareholders Agreement provides that directors designated by North Bridge and Battery will also be represented on the compensation committee and, subject to compliance with applicable federal law and the rules issued by any national securities exchange or automated quotation system on which SynQuest’s securities are then listed, the audit committee of SynQuest’s board of directors. For a period of two years following the date of the shareholders agreement, each Investor has agreed that if, upon the recommendation of SynQuest’s board of directors, SynQuest makes a tender offer for our outstanding shares of common stock using SynQuest’s then-existing funds or additional funds invested by the Investors in SynQuest’s other equity securities, the Investor will not tender any shares of SynQuest common stock, including any shares of our common stock issuable upon conversion of any Series A Preferred, held by the Investor.

Should the Private Placement and Viewlocity Merger be deemed by the NASDAQ SmallCap Market to constitute a reverse merger under the Marketplace Rules, SynQuest will be required to meet the initial listing requirements under the Marketplace Rules and it is possible that SynQuest may not be able to satisfy these requirements.  In that event, SynQuest’s Common Stock may be delisted from the NASDAQ SmallCap Market.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER

(a)           LVP individually beneficially owns 890,848 shares of SynQuest Common Stock (approximately 5.2 % of the shares of the SynQuest Common Stock).  The percentage is calculated based upon 17,000,482 shares of Common Stock outstanding, which is the sum of (a) 2,946,797 shares of Common Stock outstanding as reported by SynQuest in its most recently filed quarterly report on Form 10-Q as filed with the Securities and Exchange Commission, (b) 2,946,857 shares of Common Stock issued in the Viewlocity Merger and (c) 11,106,828 shares of Common Stock underlying the shares of Series A Preferred.  The percentage in the foregoing paragraph assumes the full conversion of the Series A Preferred into shares of Common Stock.

(b)           LVP has the power to vote or to direct the vote and power to dispose or to direct the disposition of 890,848 shares of Common Stock.

(c)           On September 20, 2002, SynQuest and the Investors entered into the Stock Purchase Agreement and SynQuest, the Investors, North Bridge, Venrock and LVP entered into the Shareholders Agreement.

(d)           Each of the Investors (excluding C.J. Simpson), North Bridge, Venrock and LVP have the power to direct more than five percent of the class of Common Stock.

(e)           Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are not contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                  MATERIALS TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

1.             Form of Amended and Restated Voting Agreement dated September 20, 2002, between SynQuest, Inc. and the stockholders of Tilion, Inc. named on the signature pages thereof (previously filed as ANNEX F to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

2.             Agreement and Plan of Merger dated August 30, 2002, between SynQuest, Inc. and Viewlocity, Inc. (previously filed as Exhibit 99.1 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

3.             Amended and Restated Stock Purchase Agreement dated September 20, 2002, among SynQuest, Inc. and the parties listed on the signature pages thereof (previously filed as ANNEX D to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

 4.            Amended and Restated Registration Rights Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as Exhibit 4.2 to the Annual Report on Form 10-K dated September 27, 2002 of SynQuest, Inc., No. 000-30963).

5.             Amended and Restated Shareholders’ Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as ANNEX G to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

6.             Form of Certificate of Designations for Series A Convertible Preferred Stock of SynQuest, Inc. (previously filed as Exhibit 99.10 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

7.             Articles of Amendment to the Third Amended and Restated Articles of Incorporation of SynQuest, Inc. (incorporated by reference to 4.1 to the Current Report on Form 8-K filed by SynQuest, Inc., on November 22, 2002).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 2002                                                 LUCENT TECHNOLOGIES INC.

                                                                                                By:  /s/ John A. Kritzmacher
                                                                                                        John A. Kritzmacher,
                                                                                                       Senior Vice President and Controller

Dated:  November 25, 2002                                                 LUCENT VENTURE PARTNERS I LLC

                                                                                                By:   /s/ Peter Rokkos
                                                                                                         Peter Rokkos, Vice President

Exhibit Index

1.             Form of Amended and Restated Voting Agreement dated September 20, 2002, between SynQuest, Inc. and the stockholders of Tilion, Inc. named on the signature pages thereof (previously filed as ANNEX F to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

2.             Agreement and Plan of Merger dated August 30, 2002, between SynQuest, Inc. and Viewlocity, Inc. (previously filed as Exhibit 99.1 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

3.             Amended and Restated Stock Purchase Agreement dated September 20, 2002, among SynQuest, Inc. and the parties listed on the signature pages thereof (previously filed as ANNEX D to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

4.             Amended and Restated Registration Rights Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as Exhibit 4.2 to the Annual Report on Form 10-K dated September 27, 2002 of SynQuest, Inc., No. 000-30963).

5.             Amended and Restated Shareholders’ Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as ANNEX G to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

6.             Form of Certificate of Designations for Series A Convertible Preferred Stock of SynQuest, Inc. (previously filed as Exhibit 99.10 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

7.             Articles of Amendment to the Third Amended and Restated Articles of Incorporation of SynQuest, Inc. (incorporated by reference to 4.1 to the Current Report on Form 8-K filed by SynQuest, Inc., on November 22, 2002).

SCHEDULE I

Persons Required To Be Listed Pursuant to General Instruction C.

Lucent Technologies Inc.

Henry B. Schacht                                 Chairman of the Board and Director
Patricia F. Russo                                  President, Chief Executive Officer and Director
Robert C. Holder                                  Executive Vice President
William T. O’Shea                                Executive Vice President
Frank A. D'Amelio                               Executive Vice President and Chief Financial Officer
Richard J. Rawson                               Senior Vice President and General Counsel
John A. Kritzmacher                            Senior Vice President and Controller
James K. Brewington                           Group President, Mobility
Janet G. Davidson                                Group President, INS
Paul A. Allaire                                      Director
Robert E. Denham                                Director
Daniel S. Goldin                                    Director
Carla A. Hills                                         Director
Franklin A. Thomas                             Director
John A. Young                                     Director

Lucent Venture Partners I LLC

William O’Shea                                     Chairman and Director
John Hanley                                          President and Director
Peter Rokkos                                         Vice President
Mark Rappaport                                   Chief Financial Officer and Treasurer
Martina Hund-Mejean                        Director
Collette Chilton                                    Director
Frank D’Amelio                                    Director